ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 15, 2017

Robert M. Schmidt (617) 951-7831 robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Keith Gregory

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 184 and Post-Effective Amendment No. 190

Dear Mr. Gregory:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on (i) Post-Effective Amendment No. 184 (the “Class T Amendment”) and (ii) Post-Effective Amendment No. 190 (the “Annual Update Amendment”) to the Trust’s Registration Statement on Form N-1A. The Class T Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on December 22, 2016, in connection with the launch of Class T shares of all existing series of the Trust (each a “Fund” and together, the “Funds”). The Class T Amendment was initially scheduled to become effective on February 20, 2017, but has been subject to a series of delaying amendments, the most recent of which extended effectiveness to August 29, 2017. We received oral comments regarding the Class T Amendment from since-retired Staff reviewer Ms. Deborah D. Skeens by telephone on February 2, 2017. The Annual Update Amendment was filed pursuant to Rule 485(a) under the Securities Act on June 30, 2017 in connection with the annual update of the Trust’s Registration Statement. We received your oral comments regarding the Annual Update Amendment by telephone on August 14, 2017.

This letter is organized into two parts. Part I below summarizes the comments on the Class T Amendment received from Ms. Skeens on February 2, 2017 and presents the Trust’s responses thereto. Part II below summarizes the comments on the Annual Update Amendment that you provided on August 14, 2017 and presents the Trust’s responses thereto. All responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 195 (the “485(b) Amendment”) to the Trust’s Registration Statement, which was filed on August 29, 2017, pursuant to Rule 485(b) under the Securities Act. The 485(b) Amendment serves as the definitive amendment for both the Class T Amendment and the Annual Update Amendment.

PART I –COMMENTS AND RESPONSES REGARDING THE CLASS T AMENDMENT

General

1.	Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the Class T Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all information that has been omitted from or placed in brackets in the Class T Amendment.

2.	Comment: Please confirm supplementally that all EDGAR series identifiers, class identifiers and ticker symbols will be updated as necessary in the 485(b) Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all applicable updates to EDGAR series identifiers, class identifiers and ticker symbols.

Prospectus

Fees and Expenses of the Fund

3.	Comment: The Staff notes that many of the Funds’ Annual Fund Operating Expenses tables include a footnote that states, “Other Expenses for Class T shares are based upon estimated amounts for the Fund’s current fiscal year.” Because “other expenses” for a new share class cannot be estimated unless there is a component of expenses that is specific to the new class, please either explain the class-specific component of expenses or delete this footnote.

Response: In response to the comment, this referenced footnote has been deleted from each table in which it had appeared in the Class T Amendment.

Performance Information

4.	Comment: The Staff notes that disclosure in the “Performance Information” section of each Fund’s Fund Summary currently states that performance information for a class prior to its inception date may be “adjusted to reflect certain fees and expenses paid by the newer class. These adjustments generally result in estimated performance results for the newer class that are different from the actual results of the predecessor class...” Please revise this language to reflect that any adjustment to performance does not reflect only “certain” fees. Furthermore, please note that the Staff’s position is that adjustments must be made on a gross basis (not reflecting any expense waivers) and cannot result in showing performance for any new class that is higher than the historical performance of the predecessor class, other than a difference that results from adjusting for sales loads.

Response: With respect to first part of the Staff’s comment regarding elimination of the word “certain” from the above-referenced language, the requested change has been made. With respect to the second part of the Staff’s comment regarding estimated performance results calculated on a gross basis to all expenses and being no higher than historical performance of a predecessor class, it has been the longstanding practice of funds advised by Allianz Global Investors U.S. LLC (“AllianzGI U.S.”) to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class, regardless of whether such adjustment results in an increase or decrease performance.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid or otherwise borne by investors in the newer share class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer share class were higher than those of the older share class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the presentation of performance data by the Trust, in its prospectuses for newer share classes with lower expenses than a fund’s older share classes. This conversation resulted from the filing of a post-effective amendment to the Trust’s registration statement. The cover letter of that amendment specifically referred to Trust’s then-proposed (and now current) methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997). The methodology in question was the same as that used for presenting the performance in the Class T Amendment and in the current Registration Statement generally. The Trust understands that during this conversation Mr. Miller indicated that (a) he understood the Trust’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the Trust’s methodology. Mr. Miller also indicated that he understood that the Trust would use such methodology in the absence of further Staff action. The Trust has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the substantial 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

As noted in the paragraph preceding the referenced bar charts, details regarding the calculation of each Fund’s class-by-class performance, including a discussion of any performance adjustments, are provided under “Additional Performance Information” in the Funds’ Prospectus and Statement of Additional Information (“SAI”).

5.	Comment: Each Fund’s performance bar chart does not reflect the performance results for 2016, please confirm supplementally that 2016 results will be included each bar chart.

Response: The Trust confirms each Fund bar chart includes 2016 performance results in the 485(b) Amendment.

Management of the Funds

6.	Comment: Please confirm supplementally whether the exemptive order referenced in the “Management of the Funds—Adviser/Sub-Adviser Relationship” section includes aggregate fee disclosure relief.

Response: Subsequent to the filing of the Class T Amendment, NFJ Investment Group LLC (“NFJ”), which had been the only remaining entity acting as a sub-adviser with respect to any series of the Trust, merged with and into AllianzGI U.S., the Funds’ primary adviser. This merger took place on July 1, 2017. Because no Fund is currently sub-advised, the Trust has removed sub-advisory fee disclosure throughout the Registration Statement. The Trust has also removed the “Management of the Funds—Adviser/Sub-Adviser Relationship” section from the prospectus, although substantially similar disclosure remains in the SAI.

Classes of Shares – Class T Shares

7.	Comment: The Staff notes that the introductory paragraph under the “Classes of Shares—Class T Shares” section refers investors to the SAI for more “extensive information” around the Trust’s multi-class arrangements. Please explain supplementally why such disclosure is not included in this section of the prospectus.

Response: The Trust respectfully submits that the current locations of the disclosure regarding multi-class arrangements are appropriate and compliant with Form N-1A. Prior to submitting the Annual Update Amendment, the Trust reviewed the referenced prospectus disclosure and compared it against the related disclosure included in the Trust’s SAI. Based on this review, the Trust moved certain information from the SAI to the “Classes of Shares” section of the prospectus. The Trust believes that that the cross reference in question remains appropriate, however, as the SAI does include certain information regarding the Funds’ multi-class arrangements that is not in the prospectus.

8.	Comment: The Staff notes that the following disclosure is included in the “Class T Shares” sub-section: “The initial sales charge varies depending on the size of your purchase.” Please revise this disclosure to include a reference to the breakpoint schedule provided in the “Initial Sales Charges—Class T Shares” sub-section.

Response: The Trust has revised the disclosure in question to include explicit reference to the requested sub-section.

9.	Comment: The Staff notes that both the “Class T Shares” sub-section and the “Payments to Financial Firms” sub-section refer investors to the SAI for details around payments “paid or ‘reallowed’ to financial intermediaries.” Please disclose all distributor or intermediary specific scheduled variations in sales loads, if any, in the prospectus.

Response: The Trust confirms that there are currently no distributor- or intermediary-specific scheduled variations in sales loads applicable to Class T shares. The Trust also notes that, as discussed above in response to comment 7, the Annual Update Amendment reflected various revisions and additions to the “Classes of Shares” section of the prospectus. These enhancements eliminated the need for the cross reference to the SAI cited by the Staff and it has been removed.

Statement of Additional Information

Management of the Trust

10.	Comment: Under “Management of the Trust—Investment Adviser,” please revise the lead-in language preceding the advisory fee tables to indicate whether the fees paid to the adviser are aggregate amounts that include amounts paid to the Funds’ sub-adviser.

Response: As discussed in the Trust’s response to comment 6 above, NFJ merged with and into AllianzGI U.S. as of July 1, 2017, and the Funds no longer have any sub-advisory relationships. The Annual Update Amendment included updated disclosure throughout to reflect this change.

11.	Comment: If the Trust has aggregate fee disclosure relief, please disclose (i) the aggregate fees paid to the primary adviser and any wholly owned sub-advisers, (ii) the aggregate fees paid to any unaffiliated sub-advisers and (iii) the fee paid to each affiliated sub-adviser other than wholly owned sub-advisers.

Response: Please see the responses to comment 6 and comment 10 above. The Funds no longer have any sub-advisory relationships, and the Registration Statement has been updated accordingly.

PART II –COMMENTS AND RESPONSES REGARDING THE ANNUAL UPDATE AMENDMENT

Prospectus

General

1.	Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the Annual Update Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all information that had been omitted from or placed in brackets in the Annual Update Amendment.

2.	Comment: Please file completed fee tables and examples for all the Funds by EDGAR correspondence in advanced of the effective date of the Registration Statement.

Response: The Trust has included completed fee tables and examples for all Funds in the 485(b) Amendment.

3.	Comment: Please review the principal risks for each Fund as they relate to the Funds’ investment strategies and revise the disclosure to the extent necessary to ensure each principal investment strategy has a corresponding principal risk, and vice versa.

Response: Per its normal process for annually updating its Registration Statement, the Trust has reviewed the principal investment strategies and principal risks of each Fund and has revised disclosure, to the extent necessary, to ensure that each principal investment strategy corresponds to a principal risk.

4.	Comment: With respect to certain Fund names containing the words “Emerging,” “Global,” or “International,” please disclose whether such Funds invest in local or U.S. currency-denominated securities or ADRs, unless otherwise disclosed.

Response: Each of the referenced Funds (AllianzGI Emerging Markets Opportunities Fund, AllianzGI Global Natural Resources Fund, AllianzGI Global Small-Cap Fund and AllianzGI NFJ International Value Fund) retains the flexibility to obtain exposure to non-U.S. securities through direct investments in local shares or through U.S. dollar-denominated securities such as ADRs. The Funds’ existing disclosure addresses this point. For example, the Item 4 strategy language for AllianzGI Emerging Markets Opportunities Fund includes this sentence: “The Fund normally invests primarily in common stocks, either directly or indirectly through depositary receipts.” Each of the referenced Funds identifies “Currency Risk” as a principal risk factor. The “Characteristics and Risks of Securities and Investment Techniques—Non-U.S. Securities” section of the prospectus, which applies to each Fund, also contains the below disclosure:

The Funds may invest in non-U.S. securities. Non-U.S. securities may include, but are not limited to, securities of companies that are organized and headquartered outside the U.S…. The Funds may [also] invest in American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs). For added clarity, the Trust has revised this disclosure to include the parenthetical “(including securities traded in local currencies)” after the phrase “headquartered outside the U.S.”

AllianzGI Emerging Market Opportunities Fund

5.	Comment: If the Fund’s investments in P-Notes or other equity-linked notes constitute a principal strategy of the Fund, please provide a related principal risk factor, or otherwise please move the disclosure elsewhere or to the Statement of Additional Information (“SAI”).

Response: The Trust believes the Fund’s current risk disclosure is adequate as written. The Fund has (and describes in its disclosure) the ability to invest in foreign issuers, including through P-Notes or other equity-linked notes. The principal risks associated with the Fund’s investments in P-Notes are addressed through several of the Fund’s existing principal risk disclosures, including, without limitation, “Market Risk,” “Issuer Risk,” “Equity Securities Risk,” “Non-U.S. Investment Risk,” “Emerging Markets Risk,” “Currency Risk,” “Derivatives Risk” and “Liquidity Risk.” The Trust also includes a discussion of equity-related instruments and associated risks under “Characteristics and Risks of Securities and Investment Techniques—Equity-Related Instruments” in the prospectus.

AllianzGI Global Natural Resources Fund

6.	Comment: The Staff notes the Fund includes a line item for Acquired Fund Fees and Expenses (“AFFE”) in its fee table and the Principal Investment Strategies disclosure indicates that the Fund may invest up to 10% of its net assets in exchange-traded funds (“ETFs”) and securities issued by other investment companies. Please consider whether a risk factor relating to such securities is appropriate.

Response: The Fund did not incur AFFE sufficient to warrant inclusion in the fee table in its most recent fiscal year. The AFFE column was omitted from the Fund’s fee table in the 485(b) Amendment. The Trust therefore submits that there is no need to add a specific risk factor with respect to investments in other investment companies. The Trust notes that the 10% limitation referenced by the Staff is an upper boundary on the Fund’s investments in other investment companies, but does not suggest a minimum or typical level of exposure to other investment companies. The Fund’s Item 9 strategy disclosure in fact states that “the Fund does not focus its strategy on investing in other investment companies, including ETFs.” The Trust also notes there is additional disclosure in the prospectus regarding ETFs in “Characteristics and Risk of Securities and Investment Techniques—Investment in Other Investment Companies,” as well as in the SAI in “Investment Objectives and Policies—Risks Associated with Options on Securities and Indexes.”

7.	Comment: Please insert a parenthetical for the blended index (60% MSCI World Energy/40% MSCI World Materials Benchmark) stating, if accurate, “reflects no deductions for fees, expenses or taxes.” Additionally, please make conforming changes for each index included in the prospectus, where appropriate.

Response: The requested change has been made.

AllianzGI Global Small-Cap Fund

8.	Comment: Please clarify the underlined portion of the following phrase in “plain English”: “The portfolio managers look for what they believe to be the best risk-reward candidates within the investment universe, defined as equities that are expected to appreciate based on accelerating fundamental performance and related multiple expansion.”

Response: The Fund’s Item 4 and Item 9 disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The portfolio managers look for what they believe to be the best risk-reward candidates within the investment universe, defined as equities that are expected to appreciate based on accelerating fundamental performance and related ~~multiple expansion~~ increases in valuation multiples.

9.	Comment: With respect to the Fund’s investments in real estate investment trusts (“REITs”), please add specific disclosure if the Fund will also principally invest in real estate operating companies (“REOCs”). Additionally, if there is any sub-prime exposure with respect to the Fund’s investment in REITs or REOCs, please include such disclosure in the Fund’s Principal Risks.

Response: The Trust notes that the Fund retains the ability to invest broadly in real estate-related investments, including REITs, REOCs and related instruments and derivatives, as well as mortgage-related securities. While investments in real estate-related securities, including mortgage-related securities, could potentially expose the Fund to sub-prime assets, the Fund’s expected exposure to these securities is not expected to be substantial enough to warrant disclosure in either the Fund’s Principal Investment Strategy or Principal Risks. Similarly, while the Fund maintains the flexibility to invest in REOCs, its current and expected future exposure to such assets is not substantial enough to warrant additional disclosure beyond what is already provided in the Registration Statement.

AllianzGI Global Small-Cap Fund and AllianzGI Mid-Cap Fund

10.	Comment: Both AllianzGI Global Small-Cap Fund and AllianzGI Mid-Cap Fund include the same risk – “Smaller Company Risk.” In as much as small-capitalization companies involve different and/or greater risks than mid-capitalization companies, please consider including specific risks for small-capitalization and mid-capitalization companies.

Response: The Trust believes that the “Smaller Company Risk” included in the prospectus is accurate and adequate as written. The Trust drafted this risk disclosure in order to describe the risks generally associated with companies with market capitalizations that are lower than large market capitalization. The Trust also includes disclosure indicating that companies with medium-sized market capitalizations also have substantial exposure to the same risks as companies that may be characterized as small-cap issuers. The Trust prefers not to add language attempting to characterize the extent to which small- and medium-sized companies are exposed to the risks disclosed, because individual companies’ risk profiles may differ based on specific facts and circumstances. The Trust respectfully submits that the “Smaller Company Risk” disclosure, as written, appropriately describes the relevant risks faced by the Funds referenced by the Staff in connection with their investments in smaller and medium-sized companies.

AllianzGI Health Sciences Fund

11.	Comment: The Staff considers the MSCI World Index, which had previously been the Fund’s primary benchmark, to be a broad-based securities market index. The Staff considers the MSCI World Health Care Index, which replaced the MSCI World Index as the Fund’s benchmark last year, to be a narrow sector index. Accordingly, please revise the broad-based securities market index for the Fund and the narrative preceding the performance chart and table in the Fund’s Fund Summary or please explain supplementally the basis for considering the MSCI World Health Care Index as an appropriate broad-based market index.

Response: The Trust believes the MSCI World Health Care Index is an appropriate broad-based market index for the Fund because it is a well-known, widely published, industry-standard benchmark, which tracks the performance of large- and mid-capitalization segments of issuers included in the Health Care sector under the Global Industry Classification Standard. As of July 31, 2017, this index included 138 constituents from 23 countries. As disclosed in an explanatory footnote included in last year’s annual update amendment to the Registration Statement, the Trust believes that the MSCI World Health Care Index is more representative of the Fund’s investment strategies than the MSCI World Index and provides investors with a more useful point of comparison than the prior benchmark. Accordingly, the Trust declines to make the requested change.

12.	Comment: Please clarify, in “plain English,” the underlined portion of the following phrase: “The portfolio managers aim to construct a broadly diversified Fund portfolio, concentrated at the stock level with a high active share.”

Response: The Fund’s disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The portfolio managers aim to construct a broadly diversified Fund portfolio, ~~concentrated at the stock level with a high active share~~ although the portfolio may be allocated more to particular stocks than others.

AllianzGI Income & Growth Fund

13.	Comment: The Item 9 disclosure indicates that the Fund may invest a significant portion of its assets in unregistered securities, including Rule 144A securities. For consistency, please modify the Fund’s Item 4 disclosure and include a related risk factor, such as a “private placement and restricted securities risk.”

Response: In response to this comment the Fund has added the below parenthetical to the last sentence of the Item 4 strategy summary (new language denoted by underline):

In addition to equity securities (such as preferred stocks and warrants), the Fund may invest a significant portion of its assets in private placement securities (including Rule 144A securities) and may utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments.

The Trust respectfully submits that the existing disclosure addresses the risks associated with privately placed securities. In particular, the Fund’s Item 4 and Item 9 disclosures each identify “Liquidity Risk” as a primary risk factor for the Fund, and the Item 9 description of “Liquidity Risk” references Rule 144A securities and describes the primary risks associated with such securities. Relevant risk disclosure also appears in “Characteristics and Risks of Securities and Investment Techniques—Private Placement and Restricted Securities Risk” and “Characteristics and Risks of Securities and Investment Techniques—Illiquid Securities” in the prospectus.

AllianzGI Mid-Cap Fund

14.	Comment: The Staff notes that the phrase “sustainable competitive advantage” has replaced certain previous disclosure (i.e., “steady stream of new products and services”) in the Fund’s strategy language. Please revise this disclosure for clarity.

Response: The Trust believes the revised disclosure, while broader than the prior formulation, accurately describes the Fund’s investment strategy in a manner that is accessible to investors. The Trust submits that the revised disclosure is consistent with “plain English” principles codified in Rule 421(d) under the Securities Act and described in SEC Release No. 33-7497. The Trust, therefore, respectfully declines to make changes to the current disclosure.

AllianzGI NFJ Dividend Value Fund and other Funds Previously Sub-Advised by NFJ

15.	Comment: Please explain supplementally why it is appropriate to include the term “NFJ” in the Allianz NFJ Dividend Value Fund’s name when NFJ is no longer the sub-adviser to the Fund. This comment also applies to all Funds that include “NFJ” in their names (collectively the “NFJ Funds”).

Response: While NFJ merged with and into AllianzGI U.S. as of July 1, 2017, this restructuring did not result in any change in the personnel directly managing the NFJ Funds or the manner in which investment advisory services are provided to the Funds. The investment advisory firm of NFJ ceased to have separate existence, but the “NFJ” brand continues to have commercial currency. Because the investment approach that investors have come to associate with NFJ and the investment products managed by NFJ has remained unchanged, the Trust believes it is appropriate to likewise leave the names of the NFJ Funds unchanged at this time. Use of the “NFJ” name is not suggestive of a focus on a particular type of investment or investments in a particular industry or group of industries, and is not otherwise precluded by Section 30(d) of the 1930 Act or any rule or guidance thereunder. The Trust notes that another Fund in the Allianz complex, RCM Dynamic Multi-Asset Plus VIT Portfolio, a series of Premier Multi-Series VIT, has continued to use the “RCM” brand name even after another former Allianz-affiliated sub-adviser, namely RCM Capital Management LLC, was merged with and into AllianzGI U.S in 2013.

AllianzGI NFJ Small-Cap Value Fund

16.	Comment: Under the “Purchase and Sale of Fund Shares” section of the Fund Summary, the disclosure stating that the Fund is currently not available for purchase by most new investors, with certain exceptions, has been deleted. Please reinstate such disclosure or supplementally explain the deletion.

Response: The Fund has been reopened to new investors and the referenced language is no longer applicable. The change was disclosed in a Rule 497 supplement filed on March 24, 2017 and became effective April 10, 2017.

AllianzGI Small-Cap Blend Fund

17.	Comment: In accordance with “plain English” principles, please clarify the underlined portion of the following phrase, which appears in the Fund Summary: “The team’s quantitative investment process begins with a proprietary alpha model which blends behavioral and intrinsic valuation factors.”

Response: The disclosure has been revised as follows (new language denoted by underline):

The team’s quantitative investment process begins with a proprietary alpha model which blends behavioral factors (e.g., human behaviors and biases) and intrinsic valuation factors (e.g., tangible measures of a company’s underlying worth).

18.	Comment: In accordance with “plain English” principles, please clarify the underlined portion of the following phrase, which appears in the Fund’s Item 9 strategy disclosure: “Their quantitative investment process begins with a proprietary investment-return forecasting model which combines behavioral factors (which seek to capitalize on human behavioral biases from financial analysts, company management and investors), with intrinsic and valuation factors (which are expected to provide tangible measures of a company’s true worth).”

Response: The disclosure has been revised as follows (new language denoted by underline):

Their quantitative investment process begins with a proprietary investment-return forecasting model which combines behavioral factors (which seek to capitalize on human behavioral biases (i.e., systematic tendencies) from financial analysts, company management and investors), with intrinsic and valuation factors (which are expected to provide tangible measures of a company’s true worth).

19.	Comment: In accordance with “plain English” principles, please clarify the underlined portion of the following phrase, which appears in the Fund’s Item 9 strategy disclosure: “The portfolio construction process for the Small-Cap Managed Volatility sleeve is iterative in nature.”

Response: The disclosure has been revised as follows (new language denoted by underline):

“The portfolio construction process for the Small-Cap Managed Volatility sleeve is iterative in nature, consisting of multiple layers of review and analysis.”

20.	Comment: Please include a risk factor for micro-capitalization companies, as the risk of investing in these companies is substantially greater than the risks for investing in either mid-capitalization and small-capitalization companies and should be separately identified.

Response: In response to this comment, the Item 9 “Smaller Company Risk” disclosure has been revised as follows (new language denoted by underline):

The general risks associated with investing in equity securities and liquidity risk are particularly pronounced for securities of companies with smaller market capitalizations. These companies may have limited product lines, markets or financial resources or they may depend on a few key employees. Securities of smaller companies may trade less frequently and in lesser volume than more widely held securities, and their values may fluctuate more sharply than other securities. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. Companies with medium-

sized market capitalizations also have substantial exposure to these risks. Micro-capitalization companies are particularly sensitive to the risks associated with smaller-capitalization companies more generally.

AllianzGI Technology Fund

21.	Comment: The Staff notes that the Fund is non-diversified. Please include a risk factor relating to non-diversification, per Item 4(b)(1)(iv) of Form N-1A.

Response: The Trust respectfully submits that the Fund’s disclosure already includes the requested content. The Fund includes “Focused Investment Risk (Technology-Related Risk)” as one of its principal risks. The Item 9 description of “Focused Investment Risk” discusses the heightened risks specifically associated with non-diversified funds.

22.	Comment: Please supplementally explain why the S&P North American Technology Sector Index is an appropriate broad-based index for the Fund. The Staff views this index as a sector index that may be appropriate as a secondary index.

Response: The Trust believes the S&P North American Technology Sector Index is an appropriate broad-based market index for the Fund because it is a well-known, widely published, industry-standard benchmark that tracks the performance of selected technology and internet-related stocks. This index had 285 constituents in the U.S. and Canada as of July 31, 2017. Given the Fund’s focus on investments in technology companies, the Trust believes that the S&P North American Technology Sector Index provides a useful and relevant point of comparison for Fund investors.

Management of the Funds

23.	Comment: Please supplementally confirm that the “manager-of-managers” exemptive order referenced in “Management of the Funds—Adviser/Sub-Adviser Relationship” permits disclosure of aggregated fees paid to the Funds’ adviser and sub-advisers.

Response: As previously noted, the Funds no longer have any sub-advisory relationships. Accordingly, disclosure related to sub-advisory arrangements has been removed from the Registration Statement.

Classes of Shares

24.	Comment: At the end of the introductory paragraph to the “Classes of Shares” section of the Prospectus, please include a sentence indicating that additional information about intermediary-specific sales charge discounts and waivers may be found in Appendix A to the Prospectus.

Response: The requested change has been made.

25.	Comment: With respect to the table under the “Contingent Deferred Sales Charges (CDSCs) – Class C Shares” subsection, for consistency, please include a percentage sign and the proper number of decimal places for each number as reflected in the other tables.

Response: The requested change has been made.

How to Buy and Sell Shares:

26.	Comment: With respect to the “—Other Redemption Information” subsection, please include disclosure responsive to Item 11(c)(8), describing the methods that the Funds will typically use to meet redemption requests and whether those methods are used regularly or only in stressed market conditions. For example, please describe the use of sales of portfolio assets, holdings of cash or cash equivalents, lines of credit and interfund lending during regular or stressed market conditions.

Response: The Trust has made several revisions to its redemption-related disclosures in response to the recently implemented updates to Form N-1A. The Fund has deleted the third and fourth paragraphs under the “Other Redemption Information” section under “How to Buy and Sell Shares” and replaced them in their entirety with the following:

Timing of Redemption Payments

Payment of redemption proceeds will ordinarily be made on the next business day after the redemption request regardless of the method of payment (e.g., payment by check, wire or electronic transfer (ACH)), but may take up to seven calendar days. The Trust may suspend the right of redemption or postpone the payment date at times when the New York Stock Exchange is closed or during certain other periods as permitted under the federal securities laws. In cases where shares have recently been purchased directly from the Trust by personal check, redemption proceeds may be withheld until the check has been collected, which may take up to 15 days.

How the Trust Raises Redemption Proceeds

Under normal conditions, the Trust expects to meet redemption requests for a Fund’s shares by using cash or cash equivalents in the Fund’s portfolio, selling the Fund’s portfolio assets to generate cash, accessing overdraft protection available to the Trust pursuant to the Trust’s agreement with its custodian, drawing on the Trust’s line of credit, engaging in interfund lending or by distributing the Fund’s portfolio assets in-kind. The Trust expects to select the method of meeting redemptions on a case-by-case basis, depending on the then-current circumstances and market conditions. As described below under “Redemptions in Kind,” the Trust has agreed to redeem Fund shares in cash up to the lesser of $250,000 or 1% of the Fund’s net assets during any 90-day period for any one shareholder. Additional redemptions may be paid through in-kind transfers of securities. The Fund selects securities to sell to generate liquidity on the basis of a range of criteria, including, without limitation, liquidity, the Fund’s then-current portfolio composition and/or the portfolio managers’ outlook for specific securities or the market as a whole. In the event the Fund elects to distribute securities in-kind to meet the redemption request, the Fund will distribute a pro rata slice of the Fund’s portfolio securities, subject to certain limitations including odd-lot amounts of securities and restrictions imposed by the shareholder.

The Trust may be more likely to deem in-kind transfers necessary and appropriate, and may also be more likely to draw on its line of credit or engage in interfund lending, during times of deteriorating market conditions or market stress, or when the Fund’s portfolio has increased exposure to less liquid securities. The Fund’s ability to redeem in-kind may be more limited with respect to securities that are subject to transfer restrictions.

The Fund has deleted the “Other Redemption Information” section under “How to Buy and Sell Shares—Selling Shares—Institutional Class, Class R6, Class P and Administrative Class Shares— Redemptions of Shares Held Directly with the Trust” and the “How to Buy and Sell Shares—Timing of Redemption Payments—Class A, Class C and Class R Shares” section in the prospectus, as these disclosures are no longer necessary in light of the above.

27.	Comment: With respect to the “In-Kind Redemptions” subsection, please consider adding disclosure indicating whether in-kind redemptions will be pro-rata slices of the applicable Fund’s portfolio or individual securities or representative basket of securities.

Response: Please see the Trust’s response to comment 27 above. The added disclosure includes content responsive to this point.

Statement of Additional Information

General

28.	Comment: Please update disclosure responsive to Items 17 through 20 of Form N1-A to reflect those dates specified by the Form N1-A instructions.

Response: The requested updates have been made.

Investment Objectives and Policies

29.	Comment: With respect to the “Derivative Instruments—Swap Agreements” subsection, please explain why the phrase “or the Sub-Advisor” has been added, while it has been deleted elsewhere in the SAI and the Prospectus.

Response: The Trust has removed the referenced phrase.

30.	Comment: With respect to the “Mortgage-Related and Asset-Backed Securities—Mortgage Pass-Through Securities” subsection, the disclosure indicates that the Funds’ position is that privately-issued mortgage-related securities do not represent interests in any particular industry or group of industries. The Staff notes that every investment, other than certain investments (such as U.S. government or state securities, or their political sub-divisions, excluding private activity municipal debt securities), is an investment in some industry. Accordingly, the Trust should determine which industry classification reasonably applies to each privately-issued mortgage-related security for the purposes of concentration. Please confirm that the Trust counts these type of securities in an appropriate industry for the purposes of concentration policy. Please revise this disclosure accordingly.

Response: The Trust respectfully submits that the referenced disclosure is consistent with Section 8(b)(1) of the 1940 Act and the rules and other SEC guidance thereunder. Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specifies how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the SEC No-Action Letters issued to Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust, each dated July 8, 2013, the Commission stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”1

The Trust believes that if it were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Trust believes that its disclosed position regarding the treatment of privately issued mortgage-related securities for purposes of a Fund’s industry concentration policy is therefore reasonable and appropriate and respectfully decline to revise the disclosure relating to privately issued mortgage-related securities.

[1]	Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013).

31.	Comment: The Staff notes that the SAI lists a 15% cap on illiquid investments as a non-fundamental investment restriction for only the AllianzGI Focused Growth Fund, the AllianzGI Income & Growth Fund, the AllianzGI Small-Cap Blend Fund and Funds sub-advised by NFJ. Please include all Funds in this disclosure, or otherwise explain supplementally the basis for only including the named funds.

Response: In conformity with long-standing SEC guidance, all of the Funds are subject to a 15% limitation on illiquid investments. This limitation is referenced in the prospectus under “Characteristics and Risks of Securities and Investment Techniques—Illiquid Securities,” reproduced below:

Each Fund may invest in illiquid securities so long as not more than 15% of the value of the Fund’s net assets (taken at market value at the time of investment) would be invested in such securities.

The 15% limitation for these particular Funds is disclosed in a separate “Non-Fundamental Investment Restrictions” section of the SAI solely for historical reasons, in that the Trust’s Board of Trustees formally adopted a non-fundamental policy with respect to certain series of the Trust in the 1990s.

32.	Comment: The Staff notes that under the “Policies Relating to Rule 35d-1 Under the 1940 Act – Health Sciences Fund” subsection, the Health Sciences Fund will invest at least 80% of its net assets in health sciences-related companies. If accurate, please clarify that the policy relates to equity securities of health and science related companies.

Response: The Trust confirms that the current disclosure accurately describes the Fund’s 80% policy.

33.	Comment: With respect to the “Other Information Regarding Investment Restrictions and Policies” subsection, unless stated elsewhere, please clarify that the percent limitations on borrowings apply at the time of investment and thereafter.

Response: The “Investment Objectives and Policies—Borrowing” section of the SAI already includes disclosure responsive to this comment, excerpted below:

Provisions of the 1940 Act require a Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary administrative purposes…. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, a Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint if the Fund sells holdings at that time.

Management of the Trust

34.	Comment: Under the “Board Leadership Structure” section, please revise the “Sub-TA Fee Oversignt” typographical error.

Response: The requested change has been made.

35.	Comment: Under the “Trustee Compensation” section, if appropriate, please disclose any additional compensation that may be paid to the Chair of the Sub-TA Fee Oversight Committee.

Response: The Trust supplementally confirms that the Chair of the Sub-TA Fee Oversight Committee does not receive any additional compensation.

36.	Comment: With respect to the “Investment Adviser—Advisory Agreement” subsection of “Management of the Trust,” please review footnote 2 of the advisory fee table for accuracy.

Response: In response to this comment, the footnote 2 of the “Investment Adviser—Advisory Agreement” subsection has been revised as follows (deletions are denoted by ~~strikethrough):~~

~~Effective October 13, 2015, the Investment Advisory Fee was reduced to from 0.90% to 0.85%.~~ Effective April 1, 2017, the Adviser has contractually agreed to observe, through March 31, 2018, an irrevocable waiver of a portion of the Investment Advisory Fee, which reduces the 0.85% contractual fee rate by 0.20% to 0.65%.

37.	Comment: The Staff notes that the Trust’s 2016 annual update filing included disclosure of sub-advisory fees paid for the prior three fiscal years, including the method of fee calculation, as well as information about the relevant sub-advisers (NFJ and AllianzGI U.S.). Please include updated disclosure for the past three fiscals or supplementally explain why it is no longer required. In the case of NFJ, the Staff notes that NFJ will remain the Sub-Adviser to certain Funds until July 1, 2017. In the case of AllianzGI U.S., the Staff notes that this entity was the Sub-Adviser to certain Funds until October 1, 2016.

Response: The Fund does not read Form N-1A as requiring disclosure of fees paid to sub-advisers that no longer have a relationship with any Fund. Accordingly, the Fund has not included disclosure of sub-advisory fees paid to AllianzGI U.S. or NFJ in the 485(b) Amendment. Item 19 of Form N-1A, which includes the relevant sub-advisory fee disclosure requirement, begins with the following lead-in language: “Disclose the following information with respect to each investment adviser….” The Trust interprets this requirement as applying to investment advisers that have an active advisory relationship with a registrant. As of the effective date of the 485(b) Amendment, the

Trust will have no active sub-advisory relationships. The Trust submits, furthermore, that disclosure of historical sub-advisory fees would not be useful to investors, as such fees will not recur, absent a change to the Funds’ management structure.

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Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Jordan Marciello, Esq.

Elizabeth A. Martin, Esq.